APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

East Bay Pie Co

Profit and Loss

January - December 2020

	TOTAL
Income	
Cold sales	8,667.06
Sales of Product Income	357.43
Total Income	**$9,024.49**
Cost of Goods Sold	
Cost of Goods Sold	1,878.86
Shipping	74.81
Total Cost of Goods Sold	**$1,953.67**
GROSS PROFIT	**$7,070.82**
Expenses	
Advertising & Marketing	56.41
Bank Charges & Fees	46.06
Contractors	880.94
Job Supplies	845.25
Legal & Professional Services	304.00
Office Supplies & Software	1,745.60
Other Business Expenses	1,802.52
Rent & Lease	600.00
Taxes & Licenses	2,028.00
Total Expenses	**$8,308.78**
NET INCOME	**$ -1,237.96**

East Bay Pie Co

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 9147	2,154.91
Total Bank Accounts	**$2,154.91**
Total Current Assets	**$2,154.91**
Fixed Assets	
Manual Pie Machine	3,226.97
Total Fixed Assets	**$3,226.97**
TOTAL ASSETS	**$5,381.88**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Bill - Owner's Investment	2,867.01
Opening Balance Equity	200.61
Rahul - Owner's Investment	3,552.22
Retained Earnings	0.00
Net Income	-1,237.96
Total Equity	**$5,381.88**
TOTAL LIABILITIES AND EQUITY	**$5,381.88**

East Bay Pie Co

Profit and Loss

January - December 2021

	JAN - MAR, 2021	APR - JUN, 2021	JUL - SEP, 2021	OCT - DEC, 2021	TOTAL
Income					
Cold sales	8,910.28	17,635.43	21,221.83	36,466.56	$84,234.10
Hot Sales	0.00	0.00	963.37	6,726.37	$7,689.74
Sales	0.00	1,680.00	786.00	1,096.50	$3,562.50
Sales of Product Income	0.00	0.00	0.01	0.00	$0.01
Unapplied Cash Payment Income	0.00	96.00	-96.00	270.00	$270.00
Uncategorized Income	0.00	0.00	448.00	0.00	$448.00
Total Income	**$8,910.28**	**$19,411.43**	**$23,323.21**	**$44,559.43**	**$96,204.35**
Cost of Goods Sold					
Cost of Goods Sold	8,991.11	10,681.05	10,177.59	11,777.66	$41,627.41
Shipping	0.00	0.00	146.70	527.62	$674.32
Total Cost of Goods Sold	**$8,991.11**	**$10,681.05**	**$10,324.29**	**$12,305.28**	**$42,301.73**
GROSS PROFIT	**$ -80.83**	**$8,730.38**	**$12,998.92**	**$32,254.15**	**$53,902.62**
Expenses					
Advertising & Marketing	108.00	558.31	567.48	1,067.01	$2,300.80
Bank Charges & Fees	21.00	17.00	1.00	3.55	$42.55
Car & Truck	0.00	0.00	0.00	376.87	$376.87
Contractors	210.00	100.00	222.81	2,772.00	$3,304.81
Insurance	0.00	0.00	245.00	0.00	$245.00
Job Supplies	2,318.79	479.29	1,376.98	1,185.95	$5,361.01
Legal & Professional Services	0.00	450.00	0.00	200.00	$650.00
Meals & Entertainment	0.00	0.00	207.71	50.55	$258.26
Office Supplies & Software	582.49	2,909.44	3,078.44	5,782.13	$12,352.50
Other Business Expenses	338.00	400.00	0.00	16,341.85	$17,079.85
QuickBooks Payments Fees	0.00	27.40	59.60	75.17	$162.17
Rent & Lease	2,850.00	4,200.00	9,390.00	13,845.00	$30,285.00
Taxes & Licenses	132.00	448.00	85.00	6,259.87	$6,924.87
workers comp	0.00	0.00	0.00	150.55	$150.55
Total Expenses	**$6,560.28**	**$9,589.44**	**$15,234.02**	**$48,110.50**	**$79,494.24**
NET INCOME	**$ -6,641.11**	**$ -859.06**	**$ -2,235.10**	**$ -15,856.35**	**$ -25,591.62**

East Bay Pie Co

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 9147	-5,441.34
Petty Cash	1,320.00
Wages&Salaries	7,533.04
Total Bank Accounts	**$3,411.70**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$3,411.70**
Fixed Assets	
Comtect Pie Machine	11,088.48
Kitchen Tools and Equipment	850.00
Manual Pie Machine	3,226.97
Ovens	1,210.55
Total Fixed Assets	**$16,376.00**
TOTAL ASSETS	**$19,787.70**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card - Bill	760.63
Total Credit Cards	**$760.63**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	43.47
Total Other Current Liabilities	**$43.47**
Total Current Liabilities	**$804.10**
Total Liabilities	**$804.10**
Equity	
Bill - Owner's Investment	24,437.12
Opening Balance Equity	200.61
Rahul - Owner's Investment	21,175.45
Retained Earnings	-1,237.96
Net Income	-25,591.62
Total Equity	**$18,983.60**
TOTAL LIABILITIES AND EQUITY	**$19,787.70**

I, William Holdenstern, certify that:

1. The financial statements of East Bay Pie included in this Form are true and complete in all material respects; and
2. The tax return information of East Bay Pie included in this Form reflects accurately the information reported on the tax return for East Bay Pie for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *William Holdenstern*

Name: William Holdenstern

Title: Co-Owner